SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________ .

Commission file number: 1-15983

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Meritor, Inc. Hourly Employees Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Meritor, Inc.
2135 West Maple Road
Troy, Michigan 48084

MERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statement of Net Assets Available for Benefits as of December 31, 2016 (liquidation basis) and 2015 (ongoing basis)	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016 (liquidation basis)	3

Notes to Financial Statements	4-8

SIGNATURES	9

EXHIBIT – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
Meritor Employee Benefit Plan Committee
and Participants
We have audited the accompanying financial statements of the Meritor, Inc. Hourly Employees Savings Plan (the "Plan"), which comprise the statement of net assets available for benefits as of December 31, 2015, and the statement of net assets available for benefits (liquidation basis) as of December 31, 2016 and the related statement of changes in net assets available for benefits (liquidation basis) for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, the net assets available for benefits (liquidation basis) of the Plan as of December 31, 2016, and the changes in net assets available for benefits (liquidation basis) for the year ended December 31, 2016.
As discussed in Note 1 to the financial statements, the plan sponsor, Meritor Inc., terminated the Plan effective December 31, 2016. As a result, the Plan changed its basis of accounting for the period subsequent to December 31, 2015 from the going-concern basis to a liquidation basis as described in Note 2 to the financial statements. Our opinion is not modified with respect to this matter.

/s/ Plante & Moran, PLLC
Auburn Hills, Michigan
June 15, 2017

MERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2016 AND 2015

	2016	2015
	(Liquidation Basis)	(Ongoing Basis)
ASSETS
Participant-Directed Investments
Mutual funds	$—	$12,208,207
Common collective fund	—	5,822,881
Common stock	—	1,067,441
Total investments at fair value	—	19,098,529
Contributions receivable	—	558
Participant notes receivable	—	30,119
NET ASSETS AVAILABLE FOR BENEFITS	$—	$19,129,206

See accompanying notes to financial statements.

MERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2016 (LIQUIDATION BASIS)

CONTRIBUTIONS
Participant contributions	$3,662
Employer contributions	2,685
Total contributions	6,347
INVESTMENT INCOME
Dividends	360,344
Net appreciation in fair value of investments	1,054,887
Net investment income	1,415,231
Total additions- net	1,421,578
DEDUCTIONS
Benefits paid to participants	(20,499,644)
Administrative expenses	(51,140)
Total deductions	(20,550,784)
DECREASE IN NET ASSETS	(19,129,206)
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year (ongoing)	19,129,206
End of year (in liquidation)	$—

See accompanying notes to financial statements.

MERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015, AND FOR THE YEAR ENDED DECEMBER 31, 2016

1.	DESCRIPTION OF THE PLAN
The following description of the Meritor, Inc. Hourly Employees Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for complete information.
Plan Termination – On November 22, 2016, Meritor, Inc. (the “Company” or “Meritor”) approved the termination of the Plan, effective December 31, 2016. As of December 31, 2016, all account balances had been distributed from the Plan in accordance with the terms of the Plan.
General – The Plan was a defined contribution retirement savings plan covering certain eligible union hourly employees of Meritor, Inc. Eligible employees could participate in the Plan immediately on the date they became employees. The Plan was administered by the Company’s Employee Benefit Plan Committee and the Plan Administrator. The trustee for the Plan assets was T. Rowe Price Trust Company. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Employee Contributions – Eligible employees could contribute up to 50% of their compensation, by electing to defer receipt of compensation (pre-tax contribution), or authorizing deductions from compensation (after-tax contribution), subject to limits prescribed under the IRC. Participants could elect to have their contributions invested in 5% increments in various investment funds.
The Plan allowed participants who were at least age 50 by the end of the plan year to make additional pre-tax contributions up to the limits prescribed under the IRC.
Participants could also make contributions to the Plan in the form of a rollover of funds from another qualified plan. Subsequent to March 1, 2016, the Plan was frozen for the entry of new participants and for future contributions of existing participants.
Employer Fixed Contributions – Certain Newark union employees were eligible for an employer fixed contribution ranging from 1.5% to 6% of eligible compensation depending on their age, union affiliation, and date of hire. These contributions were fully funded by the Company and were made to all eligible employees regardless of whether they choose to contribute to the Plan. These contributions were invested according to the investment mix participants had elected for their own contributions. No employer contributions to the Plan were made subsequent to February 2016.
Participant Accounts – Individual accounts were maintained for each plan participant. Each participant’s account was credited with the participant’s contributions, the Company’s Fixed Contributions, if applicable, and an allocation of Plan earnings and was charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations were based on participants’ account balances, as defined. The benefit to which a participant was entitled was the benefit that could be provided from the participant’s vested account.
Investments – Participants directed the investment of their contributions and the employer contributions into various investment options offered by the Plan.
Vesting – Amounts attributable to participant and rollover contributions were fully vested at all times. Employer Fixed Contributions vested in annual 20% increments beginning with the completion of the participant's second year of service. Participants became fully vested after they reached six years of service. However, prior to December 31, 2015, all participants had become 100% vested in all account balances. Forfeited Employer Fixed Contributions were netted against future employer contributions.

MERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)
AS OF DECEMBER 31, 2016 AND 2015 AND FOR THE YEAR ENDED DECEMBER 31, 2016

Plan Withdrawals – Vested amounts contributed could be withdrawn by, or distributed to, a participant only upon (1) termination of employment or (2) attaining the age of 59 ½. Pre-tax withdrawals prior to attaining age 59 ½ were not permitted except in the event of retirement, disability, or as a hardship distribution. Certain income tax penalties could apply to withdrawals or distributions prior to age 59 ½. Upon termination of service due to death, disability, retirement, or other reasons, a participant would generally receive an amount equal to the value of the participant’s vested interest in his or her account as a lump-sum distribution.
Participants could request that all or a portion of their account be distributed in the case of severe financial hardship, as defined in the plan document. T. Rowe Price Retirement Plan Services, Inc., the recordkeeper of the Plan, had to approve any such hardship withdrawals.
Participant Notes Receivable – Participants could borrow from their accounts an amount not less than $1,000 and not greater than the lesser of (i) $50,000 less the amount of notes receivable outstanding during the preceding 12-month period or (ii) one-half of the participant’s vested account balance. The notes receivable were secured by the balances in the respective participants’ accounts. Participant notes receivable were written off when deemed uncollectible.
Interest was charged at 1% over the prime rate in place at the note receivable origination date, which was defined as the base rate on corporate loans posted by at least 75% of the 30 largest U.S. banks. The notes receivable were repaid through payroll deductions over periods not to exceed 60 months unless they were for the purchase of a primary residence. Payments of principal and interest were reinvested under the participant’s current investment election for new contributions. Participants could have only one outstanding note receivable.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – As disclosed in Note 1, Meritor terminated the Plan during 2016. As a result, the Plan changed its basis of accounting for periods subsequent to December 31, 2015 from the ongoing basis to the liquidation basis.
Under the liquidation basis of accounting, assets are measured to reflect the estimated amount of cash expected to be collected in settling or disposing of the assets during the liquidation process and liabilities are measured using the accrual basis of accounting and would include any expected costs of the disposal of assets and other costs expected to be incurred during the liquidation process.
Investment Valuation – The Plan's investments are stated at fair value. Mutual funds and common stock are reported at fair value based on quoted market prices. The common collective fund is valued at net asset value per share (or its equivalent) of the fund, which is based on the fair value of the fund's underlying net assets. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date. See Note 3 for Fair Value Measurements Disclosure.
Participant Notes Receivable – Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.
Security Transactions and Investment Income – Purchases and sales of securities are reported on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.
Administrative Expenses – Administrative expenses for services required by the plan document were paid by the Plan. All expenses not required by the Plan are paid by the Company. The amounts reported in the financial statements represent

MERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)
AS OF DECEMBER 31, 2016 AND 2015 AND FOR THE YEAR ENDED DECEMBER 31, 2016

administrative expenses paid by the Plan. The Company did not pay any expenses on behalf of the Plan during the year ended December 31, 2016.
Benefit Payments – Benefit payments to participants were recorded upon distribution.
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties – The Plan utilized various investment instruments which were exposed to various risks related to, among other things, interest rate, foreign currency, credit, and overall market volatility. Due to the level of risk associated with certain investment securities previously held by the Plan, it was reasonably possible that changes in the values of investment securities would occur in the near term and that such changes would materially affect the amounts reported in the financial statements.
New Accounting Pronouncement – In January 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-01, Financial Instruments - Overall Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU amended Accounting Standard Codification (ASC) 825, Financial Instruments, and eliminated the requirement to disclose the fair value of financial instruments not recorded at fair value required under ASC 825. This standard was adopted retrospectively by the Plan in during 2016 and had no impact on the Plan’s net assets or changes in net assets.
In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) ("ASU 2015-12"). Part I of ASU 2015-12 eliminates the requirements that employee benefit plans measure the fair value of fully benefit-responsive investment contracts and provide the related fair value disclosures, rather these contracts will be measured and disclosed only at contract value. Part II of ASU 2015-12 requires plans to disaggregate their investments measured using fair value only by general type, either on the financial statements or in the notes. Part II also eliminates the requirement to disclose the net appreciation/depreciation in fair value of investments by general type and the requirements to disclose individual investments that represent 5% or more of net assets available for benefits. Part III of ASU 2015-12 provides a practical expedient to permit plans to measure their investments and investment related accounts as of a month-end date closest to their fiscal year for plans with a fiscal year end that does not coincide with the end of a calendar month. The amendments in ASU 2015-12 are effective for reporting periods beginning after December 15, 2015, with early adoption permitted. The Plan adopted Part II of ASU 2015-12 effective January 1, 2016 and accordingly the notes to the financial statements reflect such adoption. Parts I and III of ASU 2015-12 are not applicable to the Plan.

3.	FAIR VALUE MEASUREMENTS
Accounting standards require certain assets be reported at fair value in the financial statements and provide a framework for establishing that fair value. The guidance provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

◦	Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

MERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)
AS OF DECEMBER 31, 2016 AND 2015 AND FOR THE YEAR ENDED DECEMBER 31, 2016

◦
Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

◦	Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.
In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.
There were no investments held at December 31, 2016.
Investments measured at fair value on a recurring basis at December 31, 2015 are as follows:

	Balance	Level 1
Mutual Funds	$12,208,207	$12,208,207
Common stock - Meritor, Inc.	1,067,441	1,067,441
Total	13,275,648	$13,275,648
Investments measured at net asset value:
Common collective fund (1)	5,822,881
Total investments at fair value	$19,098,529
(1) This class represents investments in the T. Rowe Price Stable Value Common Trust Fund (“Stable Value Fund”) that invests primarily in guaranteed investment contracts, separate account contracts, fixed income securities, wrapper contracts, and short-term investments. Stable Value Fund units may be redeemed on a daily basis to meet benefit payments and other participant-initiated withdrawals permitted by the Plan. Under the terms of the Stable Value Fund’s agreement, the Plan is required to provide advance written notice to T. Rowe Price Trust Company prior to full redemption of the Stable Value Fund. There were no unfunded commitments with this class.

The Plan’s policy was to recognize transfers between levels of the fair value hierarchy as of the actual date of the event of change in circumstances that caused the transfer. There were no significant transfers between levels of the fair value hierarchy during 2016 and 2015.

4.	TAX STATUS
The Internal Revenue Service (IRS) originally determined and informed the Company by a letter dated March 17, 2010, that the Plan was designed in accordance with applicable sections of the IRC. Effective January 1, 2014, the Plan was amended and restated using a prototype plan document. The prototype plan has received a favorable opinion letter from the IRS that the Plan, as designed, is qualified for federal income tax-exempt status. The Plan has not individually sought its own determination letter since the January 1, 2014 amendment and restatement date. The plan administrator believes the Plan is no longer subject to tax examinations for years prior to 2013.

MERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)
AS OF DECEMBER 31, 2016 AND 2015 AND FOR THE YEAR ENDED DECEMBER 31, 2016

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments were shares of mutual funds managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company was the trustee as defined by the Plan and, therefore, these transactions qualified as exempt party-in-interest transactions.
At December 31, 2016 and 2015, the Plan held no shares and 127,837 shares, respectively, of common stock of Meritor, with a fair value of $0 and $1,067,441, respectively. During the year ended December 31, 2016, the Plan recorded no dividend income from common stock of Meritor.

6.	RECONCILIATION TO FORM 5500
The net assets on the financial statements differ from the net assets on the Form 5500 due to an adjustment to fair value for the common collective trust fund being recorded on the Form 5500. The net assets on the financial statements were equal to and lower than those on Form 5500 by $0 and $4,883 at December 31, 2016 and December 31, 2015, respectively. Additionally, the decrease in net assets on the Form 5500 for the year ended December 31, 2016 is higher than that on the financial statements by $4,883.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MERITOR, INC. HOURLY EMPLOYEES SAVINGS PLAN

By:	/s/ Timothy Heffron

Timothy Heffron, Senior Vice President, Human Resources and Chief Information Officer, Employee Benefit Plan Committee Member

June 15, 2017